First Mid Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938

March 25, 2024

United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	First Mid Bancshares, Inc.
Registration Statement on Form S-3 (File No. 333-277973)

Ladies and Gentlemen:

The undersigned, First Mid Bancshares, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission grant acceleration of the effectiveness of the Company’s above referenced Registration Statement so that it may become effective at 4:00 P.M. Eastern Time on March 27, 2024, or as soon as practicable thereafter.

The Company hereby authorizes Jason Zgliniec of ArentFox Schiff LLP to orally modify or withdraw this request for acceleration.

Please contact Jason Zgliniec of ArentFox Schiff LLP at (312) 258-5795 or jason.zgliniec@afslaw.com with any questions you may have concerning this request, and please notify him when the request for acceleration has been granted.

Very truly yours,

FIRST MID BANCSHARES, INC.

By:	By: /s/ Joseph R. Dively
Name: Joseph R. Dively
Title: Chairman, President and Chief Executive Officer